JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

March 30, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 98)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on January 25, 2010 with respect to JPMorgan U.S. Research Equity Plus Fund.  The Trust’s responses to your comments are set forth below.  We will incorporate any changes to the Fund’s Registration Statement in a filing pursuant to Rule 497 that will be filed this week.

Cover

1.

Comment:  Please explain when ticker symbols are issued to new Funds and who issues them.

Response:  Ticker symbols are issued by NASDAQ.  We do not normally apply for a ticker symbol until shortly before the Fund is available for purchase by the general public since there is not a need to use the ticker until that time.

Fees and Expenses of the Fund

2.

Comment:  Please delete the reference to the specific classes from the heading for the fees and expenses section of the summary.

Response:  The heading will be revised to read “Fees and Expenses of the Fund.”

3.

Comment:  Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response:  Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A shares are subject to a CDSC.  We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund.  The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders.  As a result, we are retaining the “under $1 million” in the disclosure.

Annual Fund Operating Expenses Table

4.

Comment:  In footnote 1 to the fee table which explains that other expenses are estimated for a new fund, please add “for the current fiscal year” at the end of the footnote.

Response:  The revision will be made.

5.

Comment:  In the footnote describing the contractual fee waivers, explain the circumstances under which the contract can be terminated.

Response:  The expense limitation agreement does not provide a means for its termination before its expiration date.  Therefore, the Service Providers will determine whether to continue the arrangement only on its termination.  The included disclosure was designed to satisfy the requirement to disclose the circumstances under which the arrangement will not continue.

6.

Comment: Please replace “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements.”

Response:  The revision will be made.

Example

7.

Comment:  Please add the word “operating” before the first instance of expenses in the third sentence of the introduction to the Example.

Response:  The revision will be made.

Portfolio Turnover

8.

Comment:  The last sentence of the disclosure provides as follows:

“The Fund has not experienced any portfolio turnover because as of the date of this prospectus, the Fund has not commenced operations.”

Please delete the disclosure as it is not permitted by the Form.

Response:  The disclosure will be deleted.

Main Investment Strategies

9.

Comment:  With respect to the Fund’s 80% policy, please explain whether short positions are included in the calculation to determine whether the Fund meets the 80% requirements.

Response:   Short positions will be included in the calculation because the 80% policy is based on net assets plus borrowings for investment purposes as required by Rule 35d-1 under the Investment Company Act of 1940.   The short positions in large capitalization U.S. companies are subtracted from total assets and then a calculation is made to determine that at least 80% of the net assets plus borrowings for investment purposes are invested in long positions of large capitalization U.S. companies.

10.

Comment:  Please add an explanation that in calculating the Fund’s 80% policy, “assets” means “net assets plus borrowings.”

Response:  The requested explanation will be added.

11.

Comment:  Please include the market capitalization range for the Russell 1000 Index.

Response:  The requested information will be added.

12.

Comment:  If there are other equity securities that are included as a principal strategies; disclose that fact in this section.

Response:  We have confirmed that there are no other equity securities that need to be included as principal strategies.

13.

Comment:  Please briefly describe a “contract for difference.”

Response:  We have removed “contracts for difference” from the principal strategies in the summary.  However, in the “Derivatives” section in “Risk and Reward Elements for the Fund,” we will add a description of “contracts for difference.”

14.

Comment:  If there are any other derivatives that are principal strategies, disclose that fact in this section.

Response:  We have confirmed that there are no other derivatives that need to be included as principal strategies.

Main Investment Risks

15.

Comment:  Under Derivatives Risk, please add counterparty default risk to the disclosure.

Response: The revision will be made.

16.

Comment:  Please include emerging market risk if it is a principal risk of the Fund.

Response:  We have confirmed that emerging market risk is not a principal risk of the Fund.

17.

Comment:  The Real Estate Securities Risk indicates that investments in real estate securities are subject to the same risks as direct investments in real estate.  Please describe the risks associated with direct investments in real estate.

Response:  Additional disclosure will be added.

18.

Comment:  Please replace “You could lose money if you sell when the Fund’s share price is lower than when you invested.” with “You could lose money investing in the Fund.”

Response: The revision will be made.

Purchase and Sale of Fund Shares

19.

Comment:  Since the contact information for purchasing and redeeming shares is so similar, please combine the information.

Response:  The revision will be made.

More about the Fund

20.

Comment:  Please confirm whether the different types of equity securities listed in “Additional Information About the Fund’s Investment Strategies” should be included in the fund summary.

Response:  We have confirmed that these types of equity securities do not need to be included in the fund summary because they are not principal strategies and will modify the disclosure to specifically list only the principal strategies in “Additional Information About the Fund’s Investment Strategies.”

21.

Comment:   In this section, disclose which strategies are principal strategies and main risks of the Fund.

Response:  All strategies disclosed in this section are principal strategies. We will add disclosure clarifying that fact and remove disclosure regarding non-principal strategies.  With respect to the risks applicable to the Fund, we have clarified which risks are main risks and which are additional risks.

22.

Comment:  Please explain why if investment companies are a principal strategy, there are no acquired fund fees and expenses included in the fee table.

Response:  Investment companies are not a principal strategy for the Fund, and we will remove the discussion of investment companies from “More About the Fund” section.

23.

Comment:   Please change the heading “Fundamental Investment Objective” to “Non-Fundamental Investment Objective.” Please explain whether shareholders will be provided with advance notice of a change in a non-fundamental investment objective.

Response:  The proposed revision to the heading will be made.  We anticipate that shareholders will be provided with advance notice of any material change to a non-fundamental investment objective.

24.

Comment:  If the Fund anticipates having high portfolio turnover, please include additional risk disclosure.

Response: We anticipate that the Fund may have high portfolio turnover (over 100%); therefore, additional risk disclosure will be added to the fund summary.

25.

Comment:  Please confirm whether the convertible securities that the Fund invests in would be considered junk and if so, whether additional risk disclosure is necessary.

Response:  The Fund will not invest in any convertible securities as a principal strategy so we will remove them from “More About the Fund” and do not need to add any additional risk disclosure.

26.

Comment:  Please confirm whether emerging market risk should be added.

Response:   We have confirmed that emerging market risk is not a principal risk that needs to be added to “More About the Fund.”

Statement of Additional Information

27.

Comment:  Under Fundamental Investment Restrictions for certain of the Funds covered in the U.S. Equity Funds Statement of Additional Information, one of the policies indicates that the Fund may not “concentrate its investments in the securities of issuers primarily engaged in any particular industry except as permitted by the SEC.”  Please explain what this restriction means and define concentration.

Response:  The following language will be added to the section following the Fundamental Investment Restrictions in response to this comment:

For purposes of fundamental investment restrictions regarding industry concentration, a Fund may not invest more than 25% of its total assets in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities or political subdivisions).

28.

Comment:  Please explain what is meant by “futures and options transactions in U.S. Government securities.”

Response: The only transactions that we are aware of that meet this description would be U.S. Treasury bond and note futures and options on futures on U.S. Treasury securities.

29.

Comment:  Under Fundamental Investment Restrictions, one of the policies for certain of the U.S. Equity Funds indicates that a Fund may not borrow money, “except as permitted by law.”  Please provide further explanation about when those Funds may borrow money.

Response:  An explanation of when the Fund may borrow money is already provided on pg. 23 of Part II to the Statement of Additional Information under "Investment Strategies and Policies – Miscellaneous Investment Strategies and Risks – Borrowings".  Therefore, no additional disclosure will be added

In connection with your review of the Fund’s Post-Effective Amendment No. 98 filed by the Trust on December 4, 2009, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary